UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of August, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated August 29, 2007	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2007	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Strengthens Uranium Exploration Portfolio
Saskatoon, Saskatchewan, Canada, August 29, 2007. . . . . . . . . . . . . .
Cameco Corporation announced today that its wholly owned subsidiary, Cameco Global Exploration II Ltd., has concluded a strategic alliance with Western Uranium Corporation (WUC), which allows Cameco’s subsidiary to acquire a 70% joint venture interest in WUC’s current properties. As part of the transaction, Cameco’s subsidiary also became a 10% shareholder of WUC.
WUC is a uranium exploration and development company with its head office in Vancouver, B.C. Its principal properties are in Nevada and New Mexico in the US, and Nunavut and the Northwest Territories in Canada. Shares of WUC trade on the TSX Venture Exchange.
Cameco’s subsidiary purchased 5,586,244 units of WUC at $3.80 per unit. Each unit is comprised of one common share and one half of a share-purchase warrant. Each whole share-purchase warrant entitles Cameco’s subsidiary, for one year, to acquire an additional common share for $4.25.
This transaction provides Cameco’s subsidiary with the following rights: (i) to acquire a 70% joint venture interest at such time as any of WUC’s current uranium properties warrant development to production; (ii) to participate in any future equity issues; and (iii) to nominate one person for election to WUC’s board of directors, as long as the company holds 7.5% of WUC’s outstanding common shares.
“This transaction strengthens Cameco’s extensive portfolio of exploration investments and gives us another option to expand future production consistent with our strategy to build on Cameco’s competitive advantage in the uranium business, ” said Cameco president and CEO Jerry Grandey. “Through our investment and strategic alliance with WUC, Cameco’s shareholders gain the potential of a quality company with an attractive land position.”
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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